[Latham & Watkins LLP Letterhead]

May 11, 2012

VIA EDGAR

Daniel L. Gordon
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:       Realty Income Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 13, 2012
File No. 001-13374

Dear Mr. Gordon:

On behalf of our client, Realty Income Corporation, a Maryland corporation (“Realty Income”) and pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder, we are providing Realty Income’s response to the comment letter dated May 8, 2012 (the “Comment Letter”) provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and addressed to Mr. Paul M. Meurer, Realty Income’s Chief Financial Officer.  The Comment Letter relates to the above referenced Annual Report on Form 10-K filed with the Commission on February 13, 2012 (the “Annual Report”).

The material in italics below sets forth the Staff’s comment, followed by Realty Income’s response.  Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Annual Report.

Note 3.  Investments in Real Estate, page 61

1.
We note that you purchased 164 properties for $1.02 billion during 2011. We also note that you filed an 8-K on March 7, 2011 announcing that you entered into a purchase agreement to purchase 33 properties for $544 million. Please provide us with your analysis to determine if you were required to provide any Rule 3-14 financial statements related to any of your acquisitions during 2011. See Rule 3-14 of Regulation S-X.

Response: All of the properties purchased in 2011 are subject to long-term net leases.  As noted in Section 2340 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”), “[a] net lease typically requires the lessee to pay costs normally associated with ownership of the property such as property taxes, utilities and maintenance costs and because of these attributes the leasing arrangement represents a financing arrangement for the lease.”  In accordance with Section 2305.5 of the Financial Reporting Manual, if a registrant acquires net leased  properties, no Rule 3-14 financial statements are required, and instead summarized financial statements of the tenant are required only if the tenant assets are 10% or greater of the registrant’s assets on the last audited balance sheet.  Moreover, full financial statements are required of any tenant that is 20% or greater of the registrant’s assets as of the last balance sheet date.  Similarly, Section 2340 of the Financial Reporting Manual contemplates full financial statements for the tenant only if the tenant concentration is 20% or greater of the registrant’s assets as of the last balance sheet date.  On an aggregate basis, no single tenant (including affiliated entities) of the properties that were acquired during 2011 accounted for more than 10% of Realty Income’s assets as of December 31, 2010 (the date of the last audited balance sheet).  In fact, Realty Income’s largest property acquisition leased to a single tenant during 2011 aggregated to $156.1 million, which represents 4.4% of Realty Income’s December 31, 2010 total assets of $3,535.59 million.  Of the acquisition of 33 single-tenant properties for $543.8 million, the largest acquisition to a single tenant during 2011 aggregated $121.7 million, which represents 3.4% of Realty Income’s December 31, 2010 total assets. As a result, Realty Income determined that it was not required to provide any Rule 3-14 financial statements related to any of its acquisitions during 2011, nor any tenant level financial information.

***

Realty Income acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to contact me at (714) 755-8172.

Sincerely,

/s/ William J. Cernius
William J. Cernius
of Latham & Watkins LLP

cc:           Paul M. Meurer, Realty Income Corporation